COBHAM

RECEIVED
2006 JUL 10 P 4:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Brook Road, Wimborne
Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19854

4th July 2006

06015033

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 19 June 2006.
2. General Purposes Committee resolution allotting securities dated 21 June 2006.
3. General Purposes Committee resolution allotting securities dated 27 June 2006.
4. General Purposes Committee resolution allotting securities dated 3 July 2006.
5. Notice of allotment of shares or securities on Form 88(2) dated 21 June 2006.
6. Notice of allotment of shares or securities on Form 88(2) dated 27 June 2006.
7. Notice of allotment of shares or securities on Form 88(2) dated 3 July 2006.
8. Stock Exchange announcement relating to Division Briefing dated 22 June 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

dlw 7/11

COBHAM PLC

RECEIVED
2006 JUL 10 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 19th June 2006

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 14th June 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £5,442.98) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 5,550 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 14th June 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report dated 14th June 2006												**Schedule 1.1 to**				
Originator: Yorkshire Building Society												**General Purposes committee minute**				
												dated 15th June 2006				
			Option	**Share**					**Exercised**							
AccountNumber	**GrantDate**	**Term**	**Price**	**Premium**	**Title**	**Surname**	**Initials**	**NINO**	**Shares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
005174108064	141103	3	0.939	0.914	MR	HUNT	P	YZ857507C	2370	2225.43	14 ENGLAND CRESCENT	HEANOR		DE75 7BE	PETER	ATLAS
005175396864	141103	3	0.939	0.914	MR	WEAVER	R	YL279282A	1490	1399.11	8 ST. JAMES'S CLOSE	BISHOPDOWN	SALISBURY	SP1 3FB	ROBERT	WDS
008870183665	161104	3	1.076	1.051	MR	WEAVER	R	YL279282A	1690	1818.44	8 ST. JAMES'S CLOSE	BISHOPDOWN	SALISBURY	SP1 3FB	ROBERT	WDS
Totals									**5550**	**£5,442.98**						

File no 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 21st June 2006

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	A Weston	-	Assistant Company Secretary

f

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 21st June 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £2,487.88) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 2,930 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 21st June 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report dated 21st June 2006														**Schedule 1.1 to**		
Originator: Yorkshire Building Society														**General Purposes committee minute**		
														dated		
			Option	**Share**					**Exercised**							
AccountNumber	**GrantDate**	**Term**	**Price**	**Premium**	**Title**	**Surname**	**Initials**	**NINO**	**Shares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
001225948461	061100	7	0.836	0.811	MR	MORGAN	P	YH418448D	2770	2315.72	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH	BH23 8BJ	PHILIP	FRA
008870883065	161104	3	1.076	1.051	MR	WIGNALL	PT	JL811857B	160	172.16	18 ARCHER STREET	ILKESTON		DE7 8JX	PAUL THOMAS	ATLAS
Totals									**2930**	**2487.88**						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 27th June 2006

Present: **A J Stevens - Chairman**
W G Tucker – by telephone

In attendance: J M Pope - Company Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994 Unapproved)**

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
20.10.98	R C Davidson	26.06.06	16,580 "U"	£10,268.49

It was resolved that a total of 16,580 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
R C Davidson	16,580	0.59433

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 16,580 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

RECEIVED

2006 JUL 10 P 4: 30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 3 July 2006

Present: **G F Page - Chairman**
A E Cook [by telephone]

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994 – Unapproved ("U")]

Date of Grant	Name	Date of Notice	No of Shares	Subscription Price
20.10.01	P Nottage	01.06.06	17,770 "U"	£19,244.91
29.10.02	"	"	66,720 "U"	£60,825.96

It was resolved that a total of 84,490 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
P Nottage	17,770	£1.058
	66,720	£0.91141

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 24,490 ordinary shares of 2.5p each in the company allotted to P Nottage and a certificate for 60,000 ordinary shares of 2.5p allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

SECRETARIAT

RECEIVED
2006 JUL 10 P 4: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals
CHFP029

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	19	06	2006
To	21	06	2006

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	8,480		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 5,550
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 2,930
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] J M POPE Date 21/6/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 21st June 2006														**Schedule 1.1 to**		
Originator: Yorkshire Building Society														**General Purposes committee minute**		
														dated		
			Option	**Share**					**Exercised**							
AccountNumber	**GrantDate**	**Term**	**Price**	**Premium**	**Title**	**Surname**	**Initials**	**NINO**	**Shares**	**Cost**	**Address1**	**Address2**	**Address3**	**Postcode**	**Forenames**	**Location**
001225948461	061100	7	0.836	0.811	MR	MORGAN	P	YH418448D	2770	2315.72	56 WILTSHIRE GARDENS	BRANSGORE	CHRISTCHURCH	BH23 8BJ	PHILIP	FRA
008870883065	161104	3	1.076	1.051	MR	WIGNALL	PT	JL811857B	160	172.16	18 ARCHER STREET	ILKESTON		DE7 8JX	PAUL THOMAS	ATLAS
Totals									**2930**	**2487.88**						

Closure report dated 14th June 2006
Originator: Yorkshire Building Society

Schedule 1.1 to General Purposes committee minute dated 15th June 2006

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	NINO	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005174108064	141103	3	0.939	0.914	MR	HUNT	P	YZ857507C	2370	2225.43	14 ENGLAND CRESCENT	HEANOR		DE75 7BE	PETER	ATLAS
005175396864	141103	3	0.939	0.914	MR	WEAVER	R	YL279282A	1490	1399.11	8 ST. JAMES'S CLOSE	BISHOPDOWN	SALISBURY	SP1 3FB	ROBERT	WDS
008870183665	161104	3	1.076	1.051	MR	WEAVER	R	YL279282A	1690	1818.44	8 ST. JAMES'S CLOSE	BISHOPDOWN	SALISBURY	SP1 3FB	ROBERT	WDS
Totals									**5550**	**£5,442.98**						

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 7	0 6	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary 2.5p		
Number allotted	16,580		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s) Rood Nominees Ltd (Crest Participant DT01/Crest Member Account CFIN)	Class of shares allotted	Number allotted
Address 20 Fenchurch Street, London, England	Ordinary 2.5p	16,580
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		1
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J.M. Pope **Date** 27.06.06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr John Pope, Company Secretary, Cobham plc, Brook Road,
Wimborne, Dorset BH21 2BJ
Tel 01202 857552
DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*		0 6	2 0 0 6			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	84,490		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File no. 8234923

Shareholder details	Class of shares allotted	Number allotted
Name: NOTTAGE, P Address: ESD 5473, HARROGATE, SA 5244 AUSTRALIA UK Postcode	Ordinary 2.5p, £,	24,490
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode: EC3P 3DB	Ordinary 2.5p, £,	60,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed J. M. Pope Date 3.7.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Division Briefing
Released	07:00 22-Jun-06
Number	9780E

RNS Number:9780E
Cobham PLC
22 June 2006

Cobham Defence Electronic Systems Briefing Presentation

Cobham announces that it is hosting a presentation to investors and analysts in London today. The main focus is to provide an insight into the recently formed Cobham Defence Electronic Systems Division.

Dave Gaggin, President of Cobham Defence Electronic Systems, will provide an insight into his division and its strategy. The presentation will be followed by a Q&A session with himself, Allan Cook (Chief Executive) and Andy Stevens (Chief Operating Officer).

No new trading or price sensitive information will be disclosed during the meeting.

For further information:

Weber Shandwick Square Mile

Rachel Taylor / Helen Thomas +44 (0)20 7067 0700

NOTES TO EDITOR

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air.

The company has five technology divisions and one service division that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close